EXHIBIT 4.15

SERVICES AGREEMENT

THIS AGREEMENT made as of and effective from the 16th day of October, 2002.

BETWEEN:

ONCOLYTICS BIOTECH INC., a corporation
incorporated pursuant to the laws of the
Province of Alberta, and having an office
in Calgary, Alberta (“Oncolytics”)

OF THE FIRST PART

— and —

GEORGE M. GILL, M.D.
4534 Broad Branch Road N.W.
Washington, D.C.
20008-1005
(“Gill”)

OF THE SECOND PART

WHEREAS:

A.	Oncolytics and Gill entered into a Consulting Agreement dated August 25, 2001;

B.	Oncolytics and Gill wish to extend the Consulting Services and to replace the Consulting Agreement with this Services Agreement, effective October 16, 2002;

NOW THEREFORE the parties as agree as follows:

Section 1 — Definitions and Interpretation

(1)      In this Agreement, including this Section, the following defined terms have the meanings indicated:

(a)	“Intellectual Property” means all information, data, designs, processes, software, algorithms and inventions, including those that may be the subject of patent, copyright, industrial design, trademark or other forms of protection;

(b)	“New Intellectual Property” means Intellectual Property that may be conceived, created or developed during the conduct of the Services; and

(c)	“Services” means the work and services set out and described on Schedule “A” hereto.

(2)      This Agreement shall be governed and interpreted in accordance with the laws in force in the Province of Alberta. The parties hereby submit to the jurisdiction of the courts of Alberta.

(3)      All references to dollar amounts in this Agreement shall be in United States Dollars.

(4)      The following schedules are incorporated into and form part of this Agreement:

Schedule “A” — Services
Schedule “B” – Retainer and Expenses

Section 2 — Services

        Oncolytics hereby engages Gill to provide the Services described on Schedule “A” and Gill hereby agrees to provide the Services.

Section 3 – Retainer and Expenses

(1)      Oncolytics shall pay to Gill the retainer and expenses set out on Schedule “B”.

(2)      Oncolytics shall be entitled to withhold and remit to the appropriate taxing authorities any amounts required by law to be withheld from payments made to Gill. If Gill provides Oncolytics with an exemption certificate from Canada Customs and Revenue Agency then Oncolytics shall not withhold any federal withholding tax in respect of the payments made to Gill, and Gill shall indemnify and hold Oncolytics harmless from any liability arising in relation to the failure of Oncolytics to make withholdings from the amounts payable under this Agreement.

Section 4 — Reports and Publication Rights

(1)      Gill shall prepare and provide to Oncolytics the reports requested by Oncolytics from time to time and otherwise the reports that are set out on Schedule “A” hereto (the “Reports”).

(2)      All right, title and interest in and to the Reports and the information contained therein shall belong solely to Oncolytics.

(3)      Subject to subsections 4(4), (5), (6) and (7) hereof, Gill shall be entitled to publish in reputable scientific journals or present at symposia the results of the Services.

(4)      Prior to publishing or presenting the results of the Services, the manuscripts for any such presentation shall be provided to Oncolytics. Oncolytics shall within ten (10) days after receipt of the manuscript:

(a)	advise Gill that Oncolytics approves the manuscript;

(b)	advise Gill that in Oncolytics’ opinion the manuscript contains confidential information that Oncolytics will require to be removed from the manuscript and identify that confidential information; or

(c)	advise Gill that in Oncolytics’ opinion the manuscript contains information describing an invention for which Oncolytics wishes to obtain patent protection.

(5)      If Oncolytics fails to advise Gill within the time limited, Gill shall be entitled to proceed with the publication or presentation.

(6)      If Oncolytics provides advice to Gill pursuant to subsection 4(4)(b) hereof, and if the parties are unable to agree upon appropriate modifications to be made to the manuscript, either party may submit the dispute to arbitration to be conducted in accordance with the terms of the Arbitration Act (Alberta), and the manuscript shall not be published or presented until the dispute is resolved. Any submission to arbitration under this subsection 4(6) shall be on terms requiring the arbitrators to render a decision within thirty (30) days of the submission.

(7)      If Oncolytics provides advice to Gill pursuant to subsection 4(4)(c) hereof, Gill may remove the relevant information or Gill shall delay publication or presentation of the manuscript for a period of sixty (60) days following receipt of advice from Oncolytics (or such longer period as may be agreed upon between the parties) to permit Oncolytics to file such patent applications as it considers appropriate.

Section 5 — Ownership of Intellectual Property and Equipment

(1)      All right, title and interest in and to all New Intellectual Property shall belong solely to Oncolytics. Gill agrees to waive Gill’s moral rights in any and all copyright works authored or co-authored by Gill that are produced as part of the Services. Gill agrees to obtain a written waiver of moral rights in any copyright works authored or co-authored by any of Gill’s directors, officers, shareholders, employees, agents and subcontractors that are produced as part of the Services.

(2)      Unless otherwise provided for in Schedule “A”, all materials, assets and equipment acquired or purchased for the conduct of the Services shall be the property of Oncolytics.

(3)      Gill represents and warrants that all New Intellectual Property shall not infringe on any other intellectual or proprietary rights of any other person and that the right, title and interest in and to all New Intellectual Property which vests in Oncolytics pursuant to Section 5(1) shall not be subject to any claims, encumbrances or licences in favour of any other person.

Section 6 — Confidentiality

(1)      Except to the extent expressly authorized by this Agreement, Gill shall keep completely confidential and shall not publish or otherwise disclose and shall not use for any purpose not contemplated by this Agreement any data, reports, plans, records, logs or other information used or produced in connection with or in the conduct of the Services, and information provided by Oncolytics to Gill and identified by Oncolytics as confidential (the “Confidential Information”).

(2)      Gill shall require any and all persons working with Gill in connection with the Services to keep completely confidential and not to publish or otherwise disclose and not to use for any purpose not contemplated by this Agreement the Confidential Information.

(3)      Subsection 6(1) shall not apply to Confidential Information that:

(a)	was in Gill’s possession prior to Gill’s receipt or acquisition of the Confidential Information from Oncolytics;

(b)	is or becomes part of the public domain other than by disclosure by Gill in breach of this Agreement; or

(c)	was received by Gill from a third party without a covenant of confidentiality, provided that such third party is under no obligation of confidentiality with respect to the Confidential Information.

Section 7 — Liability and Hold Harmless

(1)      Oncolytics shall not be liable nor responsible for any bodily or personal injury or property damage of any nature whatsoever that may be suffered or sustained by Gill in the performance of this Agreement, except where such injury or damage is due to the negligence of Oncolytics, its employees or agents.

(2)      Gill shall hold Oncolytics harmless from any and all third party claims, demands or actions for which Gill is legally responsible, including those arising out of the negligence or wilful misconduct of Gill or Gill’s employees or agents. This hold harmless shall survive this Agreement.

(3)      Oncolytics shall hold Gill harmless from any and all third party claims, demands or actions for which Oncolytics is legally responsible, including those arising out of the negligence or wilful misconduct of Oncolytics or Oncolytics’ employees or agents. This hold harmless shall survive this Agreement.

Section 8 — Insurance

        Evidence of any required insurance, in a form acceptable to Oncolytics, shall be promptly provided to Oncolytics upon Oncolytics’ request.

Section 9 — Publicity

(1)      Oncolytics and Gill shall not originate publicity, news releases, public statements or announcements related to this Agreement, and which identifies both parties, without the prior written consent of the other party, which consent may not be unreasonably withheld.

(2)      If either party is prevented from complying with subsection (1) as a result of any law or the requirements of a stock exchange, securities commission or other regulatory body, the party shall not be considered to be in breach of this Agreement, but shall use reasonable efforts to consult with and keep the other party informed.

Section 10 – Term and Termination

(1)      This Agreement shall commence on October 16, 2002 and shall continue until terminated in accordance with this Section 10.

(2)      Either party give notice to the other party requesting that the Services being provided by Gill be reduced in accordance with this Section 10(2). If Oncolytics gives notice pursuant to this Section 10(2), unless the parties otherwise agree, the Services to be provided by Gill will be reduced to those described under the heading “Reduced Services” in Schedule “A”, commencing not earlier than thirty (30) days following the giving of the notice, and shall continue for not less than twelve (12) months following the giving of the notice, at which time this Agreement shall terminate. If Gill gives notice pursuant to this Section 10(2), Oncolytics shall have the options of either:

(a)	terminating this Agreement thirty (30) days after the giving of the notice; or

(b)	reducing the Services to the Reduced Services commencing thirty (30) days after the giving of the notice and continuing for not longer than twelve (12) months after the giving of the notice.

(3)      If notice is given pursuant to Section 10(2) to reduce Services, Oncolytics shall compensate Gill as provided for the Payment Schedule attached hereto as Schedule “B” for the value of the Services, or Reduced Services actually performed up to the date of termination of this Agreement.

(4)     The parties may agree to reduce the Services or terminate this Agreement in full or in part, at any time by mutual agreement.

(5)      If:

(a)	a party has breached any of its obligations pursuant to this Agreement and has failed to remedy such breach within fifteen (15) days after notice in writing from the other party;

(b)	a party becomes bankrupt or insolvent or takes the benefit of any statute for bankrupt or insolvent debtors or makes any proposal, assignment or arrangement with its creditors, or any steps are taken or proceedings commenced by any person for the dissolution, winding up or other termination of the party’s existence, or the liquidation of its assets;

(c)	a trustee, receiver, receiver-manager or like person is appointed with respect to the business or assets of a party the party not in default may, at its option, give written notice to the party in default terminating this Agreement, which termination shall be effective on the date the notice is received by the defaulting party.

(6)     Upon termination of the Agreement, Gill shall provide Oncolytics with all documents and any and all other material, of whatsoever nature, used or produced in connection with the Services performed by Gill to the date of Termination

(7)      The provisions of Sections 1, 4, 5, 6, 7 and 9 shall survive the termination or expiration of this Agreement.

Section 11 — Assignment and Subcontracting

(1)      The parties shall not assign this Agreement or any part thereof or any rights hereunder, without the prior written consent of the other party, which consent may not be unreasonably withheld.

(2)      Gill shall not enter into subcontracts with other persons for the performance of all or any portion of the Services without Oncolytics’ prior written consent, which consent may not be unreasonably withheld.

Section 12 — Notices

        All notices, reports, invoices, payments and formal communications (collectively referred to as “Notices”) required or permitted to be given hereunder shall be in writing and shall be delivered personally or sent by prepaid registered mail or facsimile transmission to the following address or such other address as the relevant party may notify from time to time:

TO:	George M. Gill, M.D.
4534 Broad Branch Road N.W.
Washington, D.C. 20008-1005

TO:	ONCOLYTICS BIOTECH INC.
210, 1167 Kensington Crescent N.W.
Calgary‚ Alberta
T2N1X7
Attention: President & CEO

Notices sent by prepaid registered mail shall be deemed to be received by the addressee on the seventh day (excluding Saturdays, Sundays, Statutory Holidays and any period of postal disruption) following the mailing thereof. Notices personally served shall be deemed to be received when actually delivered, provided such delivery shall be during normal business hours.

Section 13 — Representations and Warranties

        Gill represents and warrants that Gill has not entered into any agreements nor undertaken any obligations, and Gill hereby agrees not to enter into any agreement or undertake any obligations, which are inconsistent with or conflict with the obligations of Gill as set out in this Agreement.

Section 14 – Other Activities

(1)      Oncolytics acknowledges that Gill is currently carrying consulting activities and intends to carry out consulting activities. Gill shall keep Oncolytics advised of consulting activities which Gill undertakes. If Oncolytics is of the opinion that any consulting activities undertaken by Gill would materially interfere with or conflict with Gill providing the Services, Oncolytics shall give written notice to Gill. If Oncolytics and Gill are unable to reach agreement on the manner in which Gill might continue with or undertake such consulting activities, and if Gill wishes to continue with or undertakes such consulting activities, Oncolytics may, at its option, terminate this Agreement by giving notice pursuant to Section 10(2).

(2)      Gill shall not, during the term of this Agreement, engage, hold an interest in or have any involvement, either directly or indirectly, in any business entity, venture or undertaking if such would materially interfere with or conflict with Gill providing the Services.

(3)      Gill shall not, during the term of this Agreement and for a period of one (1) year following termination of this Agreement, either individually or in partnership or jointly or in conjunction with any other person, firm or corporation, whether as principal, employee, partner, director or as a shareholder or an investor (if actually involved in the management of a business which is competitive with the business of Oncolytics) carry on or be engaged in any business which is directly competitive with the business of Oncolytics.

Section 15 – Prior Agreement

        Oncolytics and Gill confirm that this Agreement shall supersede and replace the Consulting Agreement dated August 25, 2001 (the “Prior Consulting Agreement”) effective as at October 16, 2002. Notwithstanding the foregoing, the rights and obligations of the parties contained in those Sections of the Prior Consulting Agreement that survive its termination or expiration in accordance with Section 10(4) of the Prior Consulting Agreement shall continue in effect with respect to all matters arising prior to October 16, 2002.

        IN WITNESS WHEREOFthe parties hereto have executed this Agreement as of the day and year first above written.

ONCOLYTICS BIOTECH INC.

Per: /s/ Douglas Ball

Per: /s/ Bradley G. Thompson

/s/ [Illegible]	/s/ George M. Gill
Witness	GEORGE M. GILL, M.D.

SCHEDULE “A”

SERVICES

Gill shall perform the duties and responsibilities associated with the position of Senior Vice-President, Clinical and Regulatory Affairs, and without limiting the generality of the foregoing, shall provide guidance and assistance to Oncolytics related to:

1. discussions concerning clinical and regulatory strategy;

2. discussions with clinical oncologists concerning clinical trial structure; and

3. preparation for and attendance at meetings with appropriate regulatory authorities; and

4. acting as Oncolytics’ representative for communications with the U.S. FDA;

(the “Services”).

The Services shall be provided from and out of Gill’s office in Washington, D.C., with the exception that Gill may on occasion be required to attend meetings at other sites in North America.

The Services shall be provided at the request of Oncolytics.

Gill shall be available to provide the Services for a minimum of 60 hours per month, and such additional time as Oncolytics requests, acting reasonably.

REDUCED SERVICES

If the Services are reduced in accordance with Section 10(2) of this Agreement, the Reduced Services to be provided by Gill shall be provided at the request of Oncolytics, and shall consist of providing guidance and assistance to Oncolytics relating to the clinical and regulatory strategy, clinical trial structure, and attendance at meetings with regulatory authorities. At the request of Oncolytics, Gill shall continue to act as Oncolytics’ representation for communications with the USFDA.

SCHEDULE “B”

RETAINER AND EXPENSES

(1)	Oncolytics shall pay Gill an annual retainer of US$100,000 per annum, payable in equal monthly installments of US$8,333.33 on the last day of each month.

(2)	In addition and subject to Board approval, Oncolytics shall grant Gill 100,000 stock options to be priced after Board approval.

(3)	Oncolytics shall reimburse Gill for all reasonable out-of-pocket expenses including travel expenses, incurred by Gill in performing the Services.

COMPENSATION FOR REDUCED SERVICES

If the Services are reduced pursuant to Section 10(2), the compensation payable by Oncolytics to Gill shall be based upon a daily fee of US$1,500, together with reimbursement for reasonable out-of-pocket expenses, including travel expenses, incurred by Gill in performing the Reduced Services. Any expenses to be incurred in excess of US$500 are to be approved in advance by Oncolytics.